Exhibit 99.2
Hollinger Settles Disputes With Former Directors

TORONTO - February 26, 2007 - Hollinger Inc. (TSX: HLG.C) (TSX: HLG. PR.B) announced today that it has entered into an agreement to settle all of its disputes with five of its former directors, Gordon Walker, Paul Carroll, Robert Metcalfe, Allan Wakefield and Donald Vale.

Under the terms of the settlement, two trusts that were established by Hollinger during the tenure of the former directors holding an aggregate of $8 million in cash will be collapsed. An aggregate of $1.25 million will be paid to the former directors in full satisfaction of all of their claims against Hollinger, including claims exceeding $6 million for unpaid directors fees and departure bonuses. An additional $700,000 will be paid out of the trusts towards the legal fees and disbursements of the former directors. The balance of approximately $6 million will be returned to Hollinger. All legal proceedings between the parties will be dismissed and the parties will release each other from all claims.

G. Wesley Voorheis, a director of Hollinger, commented: "Hollinger is satisfied to have these disputes resolved. Settling these disputes is consistent with our principal goal of spending less of our time and resources dealing with historical issues and focussing on finding ways to enhance the value of our investment in Sun-Times Media Group."

About Hollinger Inc.

Hollinger's principal asset is its direct and indirect holdings of approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.) a media company with assets which include the Chicago Sun-Times newspaper and Suntimes.com and a number of community newspapers and websites serving communities in the Chicago area. Further information can be obtained at www.hollingerinc.com

CONTACT INFORMATION

Media contact

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com